September 16, 2011

Martin James

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 3030

Re: Infrared Systems International

Form 10-K for the fiscal year ended September 30, 2010

Filed January 13, 2011

Form 10-Q for the period ended December 31, 2010

Filed February 18, 2011

Form 10-Q for the period ended March 31, 2011

Filed May 12, 2011

Form 8-K filed April 16, 2010

Form 8-K filed April 21, 2010

File No. 333-147367

Dear Mr. James:

The following are our continued responses to your comment letter of June 30, 2011.

Form 8-K dated April 16, 2010 and Form 8-K dated April 21, 2010

1.     We note your responses to our prior comments 1, 2 and 3 and we await further amendment to the Form 8-K dated April 21, 2010, that was amended February 15, 2011, to address our comments 3, 4, 6 and 7 of our letter dated March 10, 2011 and comment 2 of our letter dated May 20, 2011.

ANSWER: Form 8-K dated April 21, 2010, that was amended February 15, 2011 has been amended to address comments 3,4,6, and 7 of SEC letter dated March 10, 2011 and comment 2 of SEC letter dated May 20, 2011.

Comment 3 (March 10, 2011) – Provide interim financials for period ended March 31, 2009

– Result - Financials provided in 8K dated September 20, 2011.

Comment 4 (March 10, 2011) – Explain Company’s final determination for the required accounting adjustments for the purchase of new entity.

– Result – Footnote added to Proforma Balance Sheet included with 8K.

Comment 6 (March 10, 2011) – Explain Preferred stock adjustment and fix total lines on Balance Sheet.

– Result – Balance Sheet totals adjusted and footnote added to Proforma Balance Sheet included with 8K.

Comment 7 (March 10, 2011) – Reference each adjustment in footnotes.

– Result – Balance Sheet includes footnote for adjustments

Comment 2 (May 20, 2011) – Remove September 30, 2008 financials.

– Result – September 30, 2008 financials removed.

The Company will follow up on comments 2, 3, 4 5 and 6 from the June 30, 2011 letter within 7 business days. The comments refer to periods subsequent to March 31, 2010.

Sincerely,

/s/William Wright

William Wright

Chief Executive Officer